                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA BOARD OF DIRECTORS AUTHORISES MANAGEMENT TO NEGOTIATE WITH CASSA DEPOSITI E PRESTITI

Negotiations on the two bids received for Telecom Italia Media continue

Milan, 6 December 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, today decided to give the management powers to further investigate the conditions for the possible participation of Cassa Depositi e Prestiti in the capital of a company to be created to manage the access network.

Regarding the sale process of Telecom Italia Media, the Board has evaluated the two bids received and has given mandate to the management to negotiate better conditions in order to present the Board with final binding offers.

Concerning the interest by Mr. Naguib Sawiris to invest in Telecom Italia, following the evaluations carried out the Board has decided not to proceed further.

 The Board has finally approved the following Corporate Governance topics:

►

Compliance Program

The Board of Directors has acknowledged the launch of a comprehensive update programme of the Group’s Compliance Program, with particular focus on the Code of Ethics and Conduct, as well on the Organizational Model pursuant to Legislative Decree n. 231/2001.

A stepwise approach was defined for the Code of Ethics, starting from the integration of a few focused additions in the current text and ending with a general review of the whole document by 2013. The Board of Directors has also adopted a specific policy as a systematic framework to counter corrupt practices.

Both documents are about to be posted on the corporate web site, www.telecomitalia.com, under the Governance section.

►

Principles of Conduct

Whilst adapting its internal rules to the code of conduct adopted by the Corporate Governance Board of Borsa Italiana, the Board of Directors has repealed the internal code of the Company, believing that the evolution of primary and secondary sources as well as of the code of conduct had made it to all intents and purposes obsolete. In reaffirming Telecom Italia’s compliance with Borsa Italiana’s Code of Corporate

Governance, released in December 2011, the Board of Directors has approved a few Principles of Conduct which depart from and/or complement the framework of rules applicable to the tasks and operation of corporate bodies, whilst referring, for any other matter or issue, to principles and criteria of Borsa Italiana’s Code of Corporate Governance.

The Principles of Conduct are about to be posted on the corporate web site, www.telecomitalia.com, under the Governance section.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 6th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager